UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-33768

AIX INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENT

Partial Transfer of Shares of BGM

On March 12, 2025, CISG Holdings Ltd.(“CISG”), a wholly-owned subsidiary of AIX Inc. (the “Company”), entered into share transfer agreements (“Agreements”) with four investment firms (the “Purchasers”). Pursuant to the Agreements, CISG will transfer a total of 53,466,331 Class A ordinary shares of BGM Group Ltd., (“BMG”) to such Purchasers, with each of the Purchasers acquiring 20,000,000, 20,000,000, 6,733,166 and 6,733,165 Class A ordinary shares of BGM respectively, in exchange for an aggregate consideration of US$106,932,662 (the “Share Transfer”) .

The Share Transfer is expected to be completed by April 30, 2025 (“Closing Date”), and the consideration will be paid in two installments within two years from the Closing Date.

As the result of the Share Transfer, the Company’s shareholding in BGM, through CISG, will decrease from 72% to 17.0% and its voting power in BGM will decrease from 3.4% to 0.8%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIX Inc.

By:	/s/ Wei Chen
Name:	Wei Chen
Title:	Chief Executive Officer

Date: March 14, 2025

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